Exhibit 99.2

WIX.COM LTD. 40 NAMAL TEL AVIV ST. TEL AVIV 6350671, ISRAEL
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
E85430-P28438	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY
WIX.COM LTD.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS LISTED BELOW:
PLEASE BE CERTAIN TO COMPLETE ITEMS 1aa, 1ba, AND 2a BELOW AS WELL
			For	Against	Abstain

1a.	To amend and readopt the Company's Compensation Policy – Executives.		☐	☐	☐
									For	Against	Abstain
						2.	To approve an option award plan for the Company's Chief Executive Officer.		☐	☐	☐
			Yes	No
	1aa.	Is the undersigned a "controlling shareholder"and/or has a "personal interest" (each as defined in the Companies Law) in the approval of Proposal 1a?	☐	☐			2a.	Is the undersigned a "controlling shareholder" and/or has a "personal interest" (each as defined in the Companies Law) in the approval of Proposal 2?	Yes ☐	No ☐

			For	Against	Abstain				For	Against	Abstain

1b.	To amend and readopt the Company's Compensation Policy – Directors.		☐	☐	☐	3.	To amend and readopt the compensation arrangement of the Company's non-executive directors.		☐	☐	☐

						4.	To re-elect the following individuals as Class III directors to serve until the 2022 Annual Meeting of Shareholders.		For	Against	Abstain
			Yes	No
	1ba.	Is the undersigned a "controlling shareholder" and/or has a "personal interest" (each as defined in the Companies Law) in the approval of Proposal 1b?	☐	☐			4a.	Avishai Abrahami	☐	☐	☐
							4b.	Giora Kaplan	☐	☐	☐

							4c.	Mark Tluszcz	☐	☐	☐
5.
To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2019 and until the next annual general meeting of shareholders.

									☐	☐	☐
For address changes and/or comments, please check this box and write them on the back where indicated.					☐

Note:
Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX]		Date				Signature (Joint Owners)		Date

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
WIX.COM LTD.

November 6, 2019, 3:30 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

↑ Please detach along perforated line and mail in envelope.↑

WIX.COM LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 6, 2019
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

            The undersigned hereby constitutes and appoints Lior Shemesh and Eitan Israeli and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Wix.com Ltd. (the "Company"), held of record in the name of the undersigned at the close of business onOctober 2, 2019, at an Annual General Meeting of Shareholders of the Company (the "Meeting") to be held at the offices of the Company, at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, on Wednesday, November 6, 2019 at 3:30 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the "Notice") and Proxy Statement (the "Proxy Statement") relating to the Meeting. Each term used herein and not defined shall have the meaning ascribed to such term in the Notice and/or the Proxy Statement.

           The undersigned acknowledges receipt of the Notice and the Proxy Statement relating to the Meeting.

           This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposals described on the reverse, this proxy will be voted FOR each proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof, including the authority to adjourn the Meeting pursuant to Article 39 of the Company's Articles of Association. Any and all proxies heretofore given by the undersigned are hereby revoked.

Address Changes/Comments:
(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) (Continued and to be signed on the reverse side)